Consolidated Financial Statements

December 31, 2011 and 2010

(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on management’s best estimates and judgments. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2011, the Company’s internal control over financial reporting was effective.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company’s outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

KPMG, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the auditors’ report. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 has also been audited by KPMG, and their opinion is included in their report.

(Signed) Paul N. Wright                                                                                              (Signed) Fabiana Chubbs
Paul N. Wright                                                                                          Fabiana Chubbs
President and Chief Executive Officer                                                                          Chief Financial Officer

February 23, 2012
Vancouver, British Columbia, Canada

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax(604) 691-3031 Internetwww.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eldorado Gold Corporation

We have audited the accompanying consolidated financial statements of Eldorado Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eldorado Gold Corporation as at December 31, 2011 and 2010 and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010, in accordance with International Financial Reporting Standards.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eldorado Gold Corporation's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2012 expressed an unqualified opinion on the effectiveness of Eldorado Gold Corporation’s internal control over financial reporting.

Chartered Accountants
Vancouver, Canada
February 23, 2012

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax(604) 691-3031 Internetwww.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eldorado Gold Corporation

We have audited Eldorado Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Controls and Procedures. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated income statements, statements comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated February 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Vancouver, Canada
February 23, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010

ASSETS
Current assets
Cash and cash equivalents	5	393,763	314,344	265,369
Restricted cash	6, 15	55,390	52,425	50,000
Marketable securities	7	2,640	8,027	13,951
Accounts receivable and other	8	42,309	42,437	26,434
Inventories	9	164,057	147,263	129,197
		658,159	564,496	484,951
Non-current inventories	9	26,911	29,627	31,534
Investments in significantly influenced companies	10	18,808	6,202	-
Deferred income tax assets	18	4,259	-	-
Restricted assets and other	11	38,430	19,328	13,759
Property, plant and equipment	12	2,847,910	2,699,787	2,527,567
Goodwill	13	365,928	365,928	324,935
		3,960,405	3,685,368	3,382,746
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	14	168,367	145,695	153,036
Current debt	15	81,031	98,523	56,499
		249,398	244,218	209,535
Debt	15	-	68,140	134,533
Asset retirement obligations	16	43,213	33,228	26,995
Defined benefit plan	17	19,969	12,019	7,811
Deferred income tax liabilities	18	336,579	330,512	355,425
		649,159	688,117	734,299
Equity
Share capital	19	2,855,689	2,814,679	2,671,634
Treasury stock		(4,018)	-	-
Contributed surplus		30,441	22,967	17,865
Accumulated other comprehensive (loss) income		(10,069)	(1,637)	2,227
Retained earnings (deficit)		382,716	125,221	(69,423)
Total equity attributable to shareholders of the Company		3,254,759	2,961,230	2,622,303
Attributable to non-controlling interests		56,487	36,021	26,144
		3,311,246	2,997,251	2,648,447
		3,960,405	3,685,368	3,382,746

 Approved on behalf of the Board of Directors

          (Signed) Robert R. Gilmore        Director                         (Signed) Paul N. Wright         Director

Date of approval:   February 23, 2012

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Income Statements
(Expressed in thousands of U.S. dollars except per share amounts)

For the year ended December 31	Note	2011	2010

Revenue
Metal sales		1,098,933	791,175

Cost of sales
Production costs	27	346,484	277,974
Depreciation and amortization		122,414	107,157
Total cost of sales		468,898	385,131
Gross profit		630,035	406,044

Exploration expenses		30,773	22,501
Mine standby costs		-	1,335
General and administrative expenses		59,239	44,935
Defined benefit plan expense	17	2,088	1,337
Share based payments	20	19,722	17,112
Foreign exchange loss		5,367	2,712
Operating profit		512,846	316,112

Gain on disposal of assets		(2,729)	(592)
Gain on marketable securities		(664)	(6,572)
Loss on investments in significantly influenced companies		4,225	531
Other income		(7,673)	(13,468)
Asset retirement obligation accretion	16	1,546	2,727
Interest and financing costs	28	5,331	8,089

Profit before income tax		512,810	325,397
Income tax expense	18	165,587	86,939
Profit for the year		347,223	238,458

Attributable to:
Shareholders of the Company		318,662	221,001
Non-controlling interests		28,561	17,457
Profit for the year		347,223	238,458

Weighted average number of shares outstanding	29
Basic		549,791	542,861
Diluted		551,625	545,850

Earnings per share attributable to shareholders of the Company:	29
Basic earnings per share		0.58	0.41
Diluted earnings per share		0.58	0.40

The accompanying notes are an integral part of these consolidated financial statements.

 Eldorado Gold Corporation
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2011	2010

Profit for the year		347,223	238,458
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets		(989)	13,480
Income tax on items taken to equity		12	(40)
Reversal of unrealized gains on available-for-sale investments on acquisition of subsidiary		-	(11,424)
Realized gains on disposal of available-for-sale financial assets transferred to net income		(794)	(3,245)
Actuarial losses on defined benefit pension plans	17	(6,661)	(2,635)
Total other comprehensive (loss) income for the year		(8,432)	(3,864)
Total comprehensive income for the year		338,791	234,594

Attributable to:
Shareholders of the Company		310,230	217,137
Non-controlling interests		28,561	17,457
Total comprehensive income for the year		338,791	234,594

The accompanying notes are an integral part of these consolidated financial statements.

 Eldorado Gold Corporation
Consolidated Statement of Cash Flows
(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2011	2010

Cash flows generated from (used in):
Operating activities
Profit for the year		347,223	238,458
Items not affecting cash
Asset retirement obligation accretion		1,546	2,727
Depreciation and amortization		122,414	107,157
Unrealized foreign exchange loss		6,500	5,802
Deferred income tax expense (recovery)		1,804	(8,083)
Gain on disposal of assets		(2,729)	(592)
Loss on investment in significantly influenced companies		4,225	531
Gain on marketable securities		(664)	(6,572)
Share based payments		19,722	17,112
Defined benefit plan expense		2,088	1,337
		502,129	357,877

Changes in non-cash working capital	21	9,948	(59,509)
		512,077	298,368
Investing activities
Acquisition of subsidiaries net of cash received		-	(6,083)
Purchase of property, plant and equipment		(272,818)	(226,296)
Proceeds from the sale of property, plant and equipment		147	23,756
Purchase of marketable securities		(1,823)	(11,983)
Proceeds from the sale of marketable securities		8,154	15,611
Non-registered supplemental retirement plan investments, net		(7,045)	-
Investments in significantly influenced companies		(16,830)	(6,727)
Increase in restricted cash		(2,957)	(2,463)
Increase in restricted assets and other		-	(7,007)
		(293,172)	(221,192)
Financing activities
Issuance of common shares for cash		31,600	35,907
Dividend paid to non-controlling interests		(8,095)	(7,580)
Dividend paid to shareholders		(61,167)	(26,357)
Purchase of treasury stock		(6,438)	-
Long-term and bank debt proceeds		5,782	59,839
Long-term and bank debt repayments		(98,169)	(90,010)
Loan financing costs		(2,999)	-
		(139,486)	(28,201)
Net increase in cash and cash equivalents		79,419	48,975
Cash and cash equivalents - beginning of year		314,344	265,369

Cash and cash equivalents - end of year	393,763	314,344

The accompanying notes are an integral part of these consolidated financial statements.

 Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

For the year ended December 31,	2011	2010
	$	$
Share capital
Balance beginning of year	2,814,679	2,671,634
Shares issued upon exercise of share options, for cash	30,115	35,895
Transfer of contributed surplus on exercise of options	9,410	12,020
Shares issued in consideration for interests acquired	-	95,118
Shares issued upon exercise of warrants, for cash	1,485	12
Balance end of year	2,855,689	2,814,679

Treasury stock
Balance beginning of year	-	-
Purchase of treasury stock	(6,438)	-
Shares redeemed upon exercise of restricted share units	2,420	-
Balance end of year	(4,018)	-

Contributed surplus
Balance beginning of year	22,967	17,865
Share based payments	19,304	16,557
Share based payments on Brazauro warrants and options
converted	-	565
Shares redeemed upon exercise of restricted share units	(2,420)	-
Transfer to share capital on exercise of options	(9,410)	(12,020)
Balance end of year	30,441	22,967

Accumulated other comprehensive (loss) income
Balance beginning of year	(1,637)	2,227
Other comprehensive (loss) income for the year	(8,432)	(3,864)
Balance end of year	(10,069)	(1,637)

Retained earnings (deficit)
Balance beginning of year	125,221	(69,423)
Dividends paid	(61,167)	(26,357)
Profit attributable to shareholders of the Company	318,662	221,001
Balance end of year	382,716	125,221
Total equity attributable to shareholders of the Company	3,254,759	2,961,230

Non-controlling interests
Balance beginning of year	36,021	26,144
Profit attributable to non-controlling interests	28,561	17,457
Dividends paid	(8,095)	(7,580)
Balance end of year	56,487	36,021

Total equity	3,311,246	2,997,251

 The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece and Brazil. The Company acquired control of Sino Gold Mining Ltd. (“Sino Gold”) in December 2009, including its two producing mines, Jinfeng and White Mountain, as well as the Eastern Dragon development project. It also completed in July 2010 the acquisition of Brazauro Resources Corporation (“Brazauro”), whose main asset is the Tocantinzinho exploration and development project in Tapajós, Brazil.

Eldorado is a public company which is listed on the Toronto Stock Exchange, New York Stock Exchange and the Australian Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation and first-time adoption of IFRS

    The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA   Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly the Company has commenced reporting on this basis in these consolidated financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (“IFRS 1”) has been applied. Subject to certain IFRS 1 transition elections disclosed in Note 32, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet as at January 1, 2010 and throughout all years presented, as if these policies had always been in effect. Note 32 discloses the impact of the transition to IFRS on the Company’s reported balance sheet and comprehensive income, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

    The consolidated financial statements were authorized for issue by the Board of Directors on February 23, 2012.

    Upcoming changes in accounting standards

    The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2013, or later periods:

•
IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

•
IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 Interests in Joint Ventures.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  Joint venture entities are now accounted for using the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.   Basis of preparation (continued)

Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 11 to have a material impact on the consolidated financial statements.

•
IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  This standard is effective for years beginning on or after January 1, 2013.   The Company does not expect IFRS 12 to have a material impact on the consolidated financial statements.

•
IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Company is yet to assess IFRS 13’s full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

•
IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine.  Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body.  Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset.  Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.  This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

•	There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

3.	Significant accounting policies

The principal accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by Eldorado entities. Refer to Note 32 for the IFRS 1 exemptions taken in applying IFRS for the first time.

3.1      Basis of presentation and principles of consolidation

(i)      Subsidiaries and business combinations

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)
 3.   Significant accounting policies (continued)

The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.

The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

The most significant wholly owned and partially owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Qinghai Dachaidan Mining Ltd (“QDML”)	China	90%	Consolidated	TJS Mine
Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)	Turkey	100%	Consolidated	Kişladağ Mine Efemcukuru Mine
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Sino Guizhou Jinfeng Mining Limited	China	82%	Consolidated	Jinfeng Mine
Sino Gold Jilin BMZ Mining Limited	China	95%	Consolidated	White Mountain Mine
Heihe Rockmining Limited	China	95%	Consolidated	Eastern Dragon Project
Brazauro Resources Corporation (“Brazauro”)	Brazil	100%	Consolidated	Tocantinzinho Project

(ii)      Investments in associates (equity accounted investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

At each balance sheet date, the investment in associates is assessed for indicators of impairment.

(iii)  Transactions with non-controlling interests

Eldorado treats transactions with non-controlling interests as transactions with third parties. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iv)   Transactions eliminated on consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.  Significant accounting policies (continued)

3.2      Foreign currency translation

(i)      Functional and presentation currency

Items included in the financial statements of each of Eldorado’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii)      Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

  3.3 Property,  plant and equipment

(i)      Cost and valuation

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii)      Property, plant and equipment

Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(iii)      Depreciation

Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.  Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.

(iv)  Subsequent costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized.  Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized.  All other expenditures are expensed as incurred.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.  Significant accounting policies (continued)

(v)  Deferred stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of-production basis over the economically recoverable proven and probable reserves to which they relate.

(vi)  Borrowing costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use.  Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii) Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine. Restructuring costs include severance payments to employees laid off as a result of outsourcing the mining function.

3.4      Exploration and evaluation expenditures

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

Evaluation expenditures reflect costs incurred at development projects related to establishing the technical and commercial viability of developing mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

Evaluation expenditures include the cost of:

i)
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

ii)	determining the optimal methods of extraction and metallurgical and treatment processes;

iii)	studies related to surveying, transportation and infrastructure requirements;

iv)	permitting activities, and;

v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures and the subsequent mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪	There is a probable future benefit that will contribute to future cash inflows;
▪	The Company can obtain the benefit and control access to it, and;
▪	The transaction or event giving rise to the benefit has already occurred.

Expenditures incurred on extensions of mineral properties which are already being mined or developed that increase production volume or extend the life of those properties are also capitalized. Capitalized expenditures are assessed for potential impairment at the end of each reporting period.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.5      Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.

Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash-generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Acquisitions prior to January 1, 2010

On transition to IFRS, Eldorado elected to restate only those business combinations that occurred on or after January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under Eldorado’s previous accounting framework, Canadian GAAP.

3.6      Impairment of non-financial assets

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable and it is reviewed at least annually.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.   For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units, or ‘CGU’s).  These are typically the individual mines or development projects.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.  Significant accounting policies (continued)

3.7      Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado’s loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other, and restricted assets and other in the balance sheet.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado’s available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and measurement

Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Gain or loss on marketable securities’ in the period in which they arise. Dividend income from ‘financial assets at fair value through profit or loss’ is recognised in the income statement as part of other income when Eldorado’s right to receive payments is established.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income and presented within equity.

When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as ‘Gain or loss on marketable securities’.

 (iii)  Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.  Significant accounting policies (continued)

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

3.8  Derivative financial instruments

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value thereafter are recognized in profit and loss. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives are not accounted for using hedge accounting.

3.9       Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

i)
Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

Inventory costs are charged to production costs on the basis of ounces of gold sold. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Inventories for which processing and sale is not expected to complete within one year are classified as non-current.

Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses.

ii)
Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

3.10  Trade receivables

Trade receivables are amounts due from customers for bullion, doré or iron ore sold in the ordinary course of business.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment where neccesary.

3.11   Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with maturities at the date of acquisition of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.   Significant accounting policies (continued)

3.12   Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.

3.13  Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.14   Debt and borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

3.15  Current and deferred income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.16   Employee benefits

(i)      Defined benefit plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans.  For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.  Significant accounting policies (continued)

The cost of the defined benefit plan is determined using the projected unit credit method.  The related pension liability recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including discount rates, rate of salary escalation and expected retirement dates of employees. The expected long-term rate of return on assets is estimated based on the fair value of plan assets, asset allocation and expected long-term rates of return.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods.  Current service cost, the vested element of any past service cost, the expected return on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii) Termination benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination.  Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii)  Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

3.17   Share-based payment transactions

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is recognized based on the quoted market value of the shares. The fair value of the options and restricted share units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest. Deferred share units are liability awards recorded at the quoted market price at the grant date. The corresponding liability is marked to market at each reporting date.

         3.18   Provisions

A provision is recognized if, as a result of a past event, Eldorado has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.  Significant accounting policies (continued)

(i)      Rehabilitation and restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred. The rehabilitation liability is classified as an ‘Asset retirement obligation’ on the balance sheet.

The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.

These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

3.19  Revenue recognition

Revenue from the sale of bullion, doré and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured.

3.20  Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.

3.21   Earnings per share

Eldorado presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.  Critical accounting estimates and judgements (continued)

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, determination of recoverable metal on leach pads, reclamation obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies. Actual results could differ from these estimates.

5.	Cash and cash equivalents

	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Cash at bank and on hand	387,761	312,844	264,669
Short-term bank deposits	6,002	1,500	700
	393,763	314,344	265,369

6.	Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $

Eastern Dragon CMB standby letter of credit loan (Note 15(e))	52,390	52,425	-
Unamgen HSBC letter of credit	3,000	-	-
Eastern Dragon CCB loan (Note 15(g))	-	-	50,000
	55,390	52,425	50,000

7.	Marketable securities

All marketable securities owned by the Company are categorized as available-for-sale.

The fair value of all equity securities is based on the balance sheet date bid prices in an active market.

8.	Accounts receivable and other

	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Trade receivables	7,037	7,233	-
Value added and other taxes recoverable	7,679	4,196	5,956
Other receivables and advances	5,528	8,990	9,123
Prepaid expenses and deposits	22,065	22,018	11,355
	42,309	42,437	26,434

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Inventories
	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Current
Ore stockpiles	47,544	39,483	37,503
In-process inventory including doré	50,583	62,366	56,098
Materials and supplies	65,930	45,414	35,596
	164,057	147,263	129,197
Non-current
Ore stockpiles	19,112	15,659	15,987
In-process inventory	7,799	13,968	15,547
	26,911	29,627	31,534

Non-current inventories represent material not scheduled for processing within the next twelve months at the TJS mine.

The cost of materials and supplies consumed during the year and included in production costs amounted to $143,985 (2010 – $114,778).

10.	Investments in significantly influenced companies
	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $

Serabi Mining Plc (“Serabi”)	3,646	6,202	-
Kopy Goldfields (“Kopy”)	3,959	-	-
Glory Resources (“Glory”)	11,203	-	-
	18,808	6,202	-

(a) Serabi

During 2011, the Company acquired an additional 2,340,000 units of Serabi for $1,318 pursuant to the Serabi initial public offering on the Toronto Stock Exchange.  Each unit consisted of one ordinary share and one half of one share purchase warrant.  As at December 31, 2011, the Company holds 16,840,000 ordinary shares and 2,420,000 purchase warrants of Serabi. This represents an approximately 26.3% interest in Serabi or 29% if the Company exercises all of its share purchase warrants.

The investment in Serabi is being accounted for under the equity method as follows:

	2011	2010
	$	$
Balance at January 1,	6,202	-
Purchases during the year	1,318	6,727
Equity loss for the year	(3,874)	(525)
Balance at December 31,	3,646	6,202

Based on quoted market prices, the fair value of the Company’s investment in Serabi at December 31, 2011 was $1,490. Subsequent to December 31, 2011, the Company acquired an additional 4,500,000 units of Serabi for $696 to maintain its 26.3% interest in the Company. Each unit consisted of one ordinary share and one sixth of one share purchase warrant.

Serabi is a gold mining company that is focused on the Tapajós region of Northern Brazil.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Investments in significantly influenced companies (continued)

 (b) Kopy

In September 2011, the Company entered into a purchase agreement with Kopy and acquired 1,700,000 ordinary shares for $2,470.  The Company acquired an additional 1,000,000 ordinary shares of Kopy for $1,803 in October 2011 for a total investment of 2,700,000 ordinary shares. This represents a 28.9% interest in Kopy.

The investment in Kopy is being accounted for under the equity method as follows:

2011
$
Balance at January 1,	-
Purchases during the year	4,273
Equity loss for the period	(314)
Balance at December 31,	3,959

Based on quoted market prices, the fair value of the Company’s investment in Kopy at December 31, 2011was $2,297.

Kopy is focused on gold exploration and development in the Lena Goldfields area of the Irkutsk region of Russia.

(c) Glory

In November 2011, the Company entered into a purchase agreement with Glory and acquired 44,595,920 ordinary shares for $11,240.  This represents a 19.9% interest in Glory and, under the agreement, gives the Company the ability to appoint one board member in Glory.

The investment in Glory is being accounted for under the equity method as follows:

2011
$
Balance at January 1,	-
Purchases during the year	11,240
Equity loss for the period	(37)
Balance at December 31,	11,203

Based on quoted market prices, the fair value of the Company’s investment in Glory at December 31, 2011was $9,142.

Glory currently holds mineral interests in the Sapes gold project in Thrace, Greece.

11.	Restricted assets and other

	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Restricted non-current asset – SERP (Note 17)	14,456	7,872	7,066
Restricted credit card deposits	648	656	618
Restricted non-current marketable securities	-	-	156
	15,104	8,528	7,840
Non-current accounts receivable	369	352	2,477
Prepaid loan costs (Note 15(i))	2,849	-	-
Environmental guarantee deposits	12,304	10,448	3,442
Deposit on land acquisition at Jinfeng	7,804	-	-
	38,430	19,328	13,759

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.  Property, plant and equipment

	Land and buildings		Plant and equipment		Capital works in progress		Mineral properties and leases		Total
	$		$		$		$		$
Cost
Balance at January 1, 2010		259,068		612,347		95,810		1,723,178		2,690,403
Acquisition of Brazauro		-		118		-		108,282		108,400
Additions		25,585		120,713		44,475		71,083		261,856
Finalization of purchase price allocation for Sino		-		-		-		(58,523)		(58,523)
Other movements		-		268		-		261		529
Disposals and writedown of mineral interests		(724)		(4,549)		-		(25,596)		(30,869)
Balance at December 31, 2010		283,929		728,897		140,285		1,818,685		2,971,796

Balance at January 1, 2011		283,929		728,897		140,285		1,818,685		2,971,796
Additions/transfers		58,067		185,012		(81,593)		118,299		279,785
Other movements		-		(6,303)		-		-		(6,303)
Disposals		(345)		(1,418)		-		(3,430)		(5,193)
Balance at December 31, 2011		341,651		906,188		58,692		1,933,554		3,240,085

Depreciation and impairment losses
Balance at January 1, 2010		(35,558)		(120,662)		-		(6,616)		(162,836)
Depreciation for the year		(22,412)		(56,411)		-		(32,124)		(110,947)
Disposals		273		1,501		-		-		1,774
Balance at December 31, 2010		(57,697)		(175,572)		-		(38,740)		(272,009)

Balance at January 1, 2011		(57,697)		(175,572)		-		(38,740)		(272,009)
Depreciation for the year		(31,712)		(63,869)		-		(27,611)		(123,192)
Disposals		1,847		1,179		-		-		3,026
Balance at December 31, 2011		(87,562)		(238,262)		-		(66,351)		(392,175)

Carrying amounts
At January 1, 2010		223,510		491,685		95,810		1,716,562		2,527,567
At December 31, 2010		226,232		553,325		140,285		1,779,945		2,699,787
Balance at December 31, 2011		254,089		667,926		58,692		1,867,203		2,847,910

The amount of capitalized interest during the year ended December 31, 2011 included in property, plant and equipment was $3,651 ($2010 – $2,897).

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.  Goodwill

	2011	2010
	$	$
Cost
Balance at January 1,	365,928	324,935
Adjustments to preliminary purchase price allocation	-	40,993
Balance at December 31,	365,928	365,928

The preliminary purchase price allocation for the Sino Gold acquisition was finalized as at December 31, 2010. Changes from that originally reported include a reduction of $58,523 to mining interest, an increase of $40,993 to goodwill, a reduction of $1,464 to accounts payable and accrued liabilities, a reduction of $16,474 to future income taxes and an increase in the purchase price of $408.

There has been no goodwill impairment recorded for the years ended December 31, 2011 and 2010.

Impairment tests for goodwill

Goodwill is allocated to Eldorado’s cash-generating units (CGUs). As of December 31, 2011, all goodwill for the Company relates to our China operating segment.

The recoverable amount of a CGU is determined based on the higher of the fair value less costs to sell and value-in-use. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

Goodwill is allocated to the Jinfeng, White Mountain, Eastern Dragon and Tanjianshan CGUs in the amounts of $138,529, $50,276, $174,885 and $2,238, respectively.  Recoverability of goodwill is determined using fair value less costs to sell calculations.

The key assumptions used for fair value less cost to sell calculations are as follows:

	2011	2010
Gold price ($/oz)	$1,300 - $1,700	$1,050 - $1,400
Discount rate	7% - 9%	7% - 9%

These assumptions have been used for the analysis of each CGU.

The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

The values assigned to the key assumptions represent management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management’s best estimates and are based on both current and historical information from external and internal sources.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	Accounts payable and accrued liabilities

	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Trade payables	67,056	55,786	27,786
HST and other taxes	40,256	26,627	28,630
Accrued expenses	61,055	63,282	96,620
	168,367	145,695	153,036

15.	Debt

	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Current:
Jinfeng construction loan (a)	19,929	21,139	-
White Mountain fixed asset project loan (c)	-	9,749	3,633
White Mountain working capital project loan (c)	-	6,176	5,991
White Mountain working capital loan (d)	-	7,549	-
Eastern Dragon CMB standby letter of credit loan (e)	50,786	48,317	-
Eastern Dragon HSBC revolving loan facility (f)	10,316	5,593	-
Eastern Dragon CCB loan (g)	-	-	46,875
	81,031	98,523	56,499
Non-current:
Jinfeng construction loan (a)	-	52,951	97,867
White Mountain fixed asset project loan (c)	-	15,189	24,214
Jinfeng working capital loan (b)	-	-	12,452
	-	68,140	134,533

Total debt	81,031	166,663	191,032

(a) Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary entered into a RMB 680.0 million ($107,921) construction loan facility (“the construction loan”) with China Construction Bank (“CCB”). The construction loan has a term of 6 years commencing on February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans. The effective interest as at December 31, 2011 is 6.27%. The construction loan is secured as following:

i)	Sino Gold corporate guarantee;

ii)	pledge all shares held by Sino Gold in Jinfeng;

iii)	mortgage on all fixed assets of Jinfeng with a value above $100;

iv)	mortgage on Jinfeng mining license and exploration license; and

v)	mortgage on land use right.

While the construction loan is outstanding, Jinfeng is required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and must have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.    Debt (continued)

Principal repayment of this loan is as follows: for the years 2011, 2012 and 2013 – quarterly payments of RMB 35.0 million ($5,555); for the year 2014 – quarterly payments of RMB 32.5 million ($5,158); and for the year 2015 a final payment of RMB 130.0 million ($20,632). Any pre-payments are applied to reduce future payments starting from the final payment.

During 2010, Jinfeng pre-paid RMB 180.0 million ($28,567) on the outstanding balance of this loan and during 2011 it made scheduled quarterly payments of RMB 35.0 million ($5,555) each.  Additionally, during 2011 Jinfeng pre-paid RMB 230.0 million ($36,503) on the outstanding balance of this loan, leaving a balance owing of RMB 130.0 million ($20,632) at December 31, 2011.

Net deferred financing costs in the amount of $703 have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method.

(b) Jinfeng working capital loan

In 2009, Jinfeng entered into a RMB 85.0 million ($12,452) working capital loan (“the working capital loan”) with CCB.

The working capital loan has a term of 3 years and is due on August 17, 2012. This loan is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

While the working capital loan is outstanding, Jinfeng is required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and is required to have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

During 2010, Jinfeng pre-paid the full amount of this loan.

(c) White Mountain project loan

In 2008, Sino Gold Jilin BMZ Mining Limited (“White Mountain”), our 95% owned subsidiary, entered into a project loan (“project loan”) with CCB. The project loan has two components:

i)	A fixed asset loan of RMB 190.1 million ($30,170) with final payment due on September 2013 (fully paid); and

ii)	A working capital project loan of RMB 40.9 million ($6,176) due on November 2010 (fully repaid).

The interest rate on the project loan was the prevailing lending rate stipulated by the People’s Bank of China, adjusted annually for the fixed asset loan and twice a year for the working capital loan.

The project loan was secured by a Sino Gold corporate guarantee and White Mountain’s fixed assets with a value above $100.  The security was released in October, 2011.

During 2011, White Mountain completed its scheduled payment of RMB 14.5 million ($2,301) and made additional prepayments of RMB 150.8 million ($23,933). As at December 31, 2011 this loan has been repaid in full.

(d) White Mountain working capital loan

In 2010, White Mountain entered into a RMB 50.0 million ($7,549) working capital loan with China Merchants Bank (“CMB”).

The working capital loan had a term of one year and was due on September 1, 2011. This loan was subject to a floating interest rate adjusted annually to the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

This loan was secured by a letter of guarantee issued by Eldorado.

In January 2011, White Mountain pre-paid the full amount of this loan.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.                 Debt (continued)

(e) Eastern Dragon CMB standby letter of credit loan

In January 2010, Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into a RMB 320.0 million ($50,786) standby letter of credit loan with CMB. This loan has a one year term and is subject to a floating interest rate adjusted quarterly at 90% of the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit of $52,200 as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The interest rate on this loan as at December 31, 2011 was 5.90%. This loan is subject to an annual management fee of 10% of the interest accrued on the drawn down and outstanding amount. This management fee is paid in advance quarterly.

On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay its letter of credit loan with CCB. Subsequent to December 31, 2011, this loan was extended for a second year term to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate. The collateral by way of a restricted cash deposit has been increased to $56,500.

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on its project-financing loan.

(f) Eastern Dragon HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,697) revolving facility (“the Facility”) with HSBC Bank (China). The Facility can be drawn down in minimum tranches of RMB 1.0 million ($159) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year. Subsequent to December 31, 2011, the Facility was reviewed by the bank and was extended to November 30, 2012.  The interest rate on this loan as at December 31, 2011 was 6.71%.

In December 2011, Eastern Dragon repaid RMB12.5 million ($1,984) on the Facility. As at December 31, 2011, RMB 65.0 million ($10,316) was outstanding.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at December 31, 2011, the security coverage is $11,348.

This Facility is to be repaid in full when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

(g) Eastern Dragon CCB loan

In 2008, Eastern Dragon entered into a RMB 320.0 million ($46,875) standby letter of credit loan (“LC loan”) with CCB. The interest rate on this loan as at December 31, 2009 was 5.40%. The LC loan was collateralized by way of irrevocable letter of credit drawn on CCB. The letter of credit was collateralized by Sino Gold’s funds held by Bank of China Sydney Branch as restricted cash.

During 2010, the LC loan was repaid and the restricted cash was released.

(h) Eastern Dragon CMB project-financing loan

In 2009, Eastern Dragon entered into a RMB 450.0 million ($71,418) project-financing loan (“project-financing loan”) with CMB. The project-financing loan has three components:

i)	A 5 year term, RMB 320.0 million ($50,786) long term loan (“the long term loan”) to replace the LC loan with CCB;

ii)	A 4 year term RMB 100.0 million ($15,871) fixed asset loan (“the fixed asset loan”); and

iii)	A one year term RMB 30.0 million ($4,761) working capital loan (“the working capital loan”).

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.                 Debt (continued)

The project-financing loan is subject to a floating interest rate adjusted quarterly to 90% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

The project-financing loan will be secured by an irrevocable letter of Guarantee issued by Sino Gold. Under the terms of the agreement, the following conditions are required to be met before the first drawdown:

1.	Obtain project approval from the Heilongjiang Provincial Development and Reform Commission;
2.	Sino Gold to open an offshore banking business bank account with CMB and deposit $40,000;
3.	The aggregate of the amount deposited in the offshore account, Eastern Dragon registered capital and shareholder loan is at least $84,660 (this threshold has been reached as at December 31, 2009).

In addition, before the drawdown on the fixed asset loan, Eastern Dragon should obtain the gold operation permit.

The working capital loan can be drawn down once the following conditions are satisfied:

i)	The project obtains the mining license;

ii)	The project has been developed and in production;

iii)	The gold operation permit has been granted; and

iv)	The safety production permit and environmental protection permit have been granted.

The project-financing loan requires Eastern Dragon to maintain a liability to asset ratio of 70% or lower, excluding shareholder loan and total banking debt cannot exceed RMB 550.0 million ($87,289) and it is subject to an annual management fee of 10% of the annual interest on the drawn down amount.

No amounts were drawn down under the project-financing loan as at December 31, 2011.

(i) HSBC revolving credit facility

In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC (“the credit facility”) and a syndicate of four other banks. The credit facility matures on October 12, 2015 and is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The credit facility contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness exceeding $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to interest of 3:1.  The Company is in compliance with these covenants at December 31, 2011.

Loan interest is variable, set at the lesser of LIBOR plus an interest rate margin or Prime rate plus interest rate margin dependent on a leverage ratio pricing grid.  The Company’s current leverage ratio is less than 1:1.  At this ratio, interest charges and fees are as follows: LIBOR plus margin of 1.75% and undrawn standby fee of 0.40%. Fees of $2,999 were paid on the establishment of the credit facility. This amount was deferred as a pre-payment for liquidity services and will be amortized over the term of the credit facility. As at December 31, 2011, the prepaid loan cost on the balance sheet was $2,849 (Note 11).

(j) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, entered into a RMB 12.0 million ($1,904) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28,567) in June 2011.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2011 was 4.59%.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.  Debt (continued)

As at December 31, 2011, RMB 119.0 million ($18,886) had been drawn under the entrusted loan.

Subsequent to December 31, 2011, RMB15.0 million ($2,381) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

16.  Asset retirement obligations
	Asset retirement obligations
	Brazil	China	Turkey	Total
	$	$	$	$
At January 1, 2010	1,062	20,555	5,378	26,995
Accretion during the year	95	2,268	364	2,727
Revisions to estimate of obligation	1,684	(5,720	7,542	3,506
At December 31, 2010	2,841	17,103	13,284	33,228
Estimated undiscounted amount	3,805	22,658	39,533	65,996

At January 1, 2011	2,841	17,103	13,284	33,228
Accretion during the year	135	855	556	1,546
Revisions to estimate of obligation	269	1,991	6,179	8,439
At December 31, 2011	3,245	19,949	20,019	43,213
Estimated undiscounted amount	4,281	25,788	51,640	81,709

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of the cash flows in respect of the provision is based on the closure of the various mining operations.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Asset retirement obligations
	Brazil	China	Turkey

At January 1, 2010
Inflation rate	2.5	2.5 to 3.3	2.5
Discount rate	4.4	4.4 to 7.0	4.6

At December 31, 2010
Inflation rate	5.0	4.0	5.0
Discount rate	3.3	2.0 to 3.3	4.1 to 4.3

At December 31, 2011
Inflation rate	3.5	3.5	3.5
Discount rate	3.1	3.1	3.1

The discount rate is a risk-free rate determined based on US Treasury bond rates. US Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in US dollars as the majority of the expenditures are expected to be incurred in US dollars. The inflation rates used in determining the present value of the future net cash outflows are based on worldwide inflation rates.

Environmental guarantee deposits exist with respect to the environmental rehabilitation of the mines in China (Note 11).

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Defined benefit plans

	December 31, 2011	December 31, 2010
	$	$
Balance sheet obligations for:
Pension plan	388	329
Non-registered supplementary pension plan	19,581	11,690
	19,969	12,019

	Year ended December 31, 2011	Year ended December 31, 2010
	$	$
Income statement charge for:
Pension plan	118	132
Non-registered supplementary pension plan	1,970	1,205
	2,088	1,337

Actuarial losses recognised in the statement of other comprehensive income in the period (before tax)	6,661	2,635
Cumulative actuarial losses recognised in the statement of other comprehensive income (before tax)	9,296	2,635

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Pension Plan”) and a non-registered supplementary pension plan (“the SERP”). These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. There are no indexation features. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado’s plans are actuarially evaluated for funding purposes on a three-year cycle. The Pension Plan and the SERP were last actuarially evaluated on January 1, 2011 and January 1, 2009 respectively for funding purposes and the next required valuation will be as of January 1, 2014 for the Pension Plan and January 1, 2012 for the SERP. The measurement date used to determine all of the accrued benefit obligation and plan assets for accounting information was December 31, 2011 and 2010.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act and the Company is not required to pre-fund any benefit obligation under the SERP.

Total cash payments

Cash contributed to the Pension Plan and the SERP was $7,549 (2010 – nil). Cash payments totalling $174 were made directly to beneficiaries during the year (2010 – $167). The Company expects to contribute $128 to the Pension Plan and $169 to the SERP in 2012.

The estimated future pension payments for the next five years and five years thereafter are as follows:

	2012	2013	2014	2015	2016	2017 and later
	$	$	$	$	$	$
Estimated future pension payments	169	228	1,280	1,280	1,488	1,490

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.      Defined benefit plans (continued)

The amounts recognised in the balance sheet are determined as follows:

	December 31, 2011				December 31, 2010
	Pension Plan		SERP		Pension Plan		SERP
	$		$		$		$

Present value of funded obligations		2,101		19,581		1,609		11,690
Fair value of plan assets		(1,713)		-		(1,280)		-
Liability on balance sheet		388		19,581		329		11,690

The Company has $14,456 (2010 – $7,872) in an investment account to fund its SERP obligation. This amount is included in restricted assets and other (Note 11).

The movement in the defined benefit obligation over the year is as follows:

	2011			2010
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Balance at January 1,	1,609	11,690	13,299	1,268	7,685	8,953
Current service cost	120	1,292	1,412	127	705	832
Interest cost	92	678	770	81	500	581
Actuarial losses	265	6,396	6,661	64	2,571	2,635
Benefit payments	-	(174)	(174)	-	(167)	(167)
Exchange variance	15	(301)	(286)	69	396	465
Balance at December 31,	2,101	19,581	21,682	1,609	11,690	13,299

The movement in the fair value of plan assets of the year is as follows:

	2011				2010
	Pension Plan		SERP		Pension Plan		SERP
	$		$		$		$
At January 1,		1,280		-		1,137		-
Expected return on plan assets		94		-		76		-
Actuarial gains and losses		58		-		-		-
Contributions by employer		322		-		-		-
Exchange variance		(41)		-		67		-
At December 31,		1,713		-		1,280		-

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.      Defined benefit plans (continued)

The amounts recognised in the income statement are as follows:

	2011				2010
	Pension Plan		SERP		Pension Plan		SERP
	$		$		$		$

Current service cost		120		1,292		127		705
Interest cost		92		678		81		500
Expected return on plan assets		(94)		-		(76)		-
Defined benefit plans expense		118		1,970		132		1,205

The actual return on plan assets was $152 (2010 – $76).

The principal actuarial assumptions used were as follows:

	2011		2010
	Pension Plan	SERP	Pension Plan	SERP
	%	%	%	%

Expected return on plan assets	6.5	6.5	6.5	6.5
Discount rate - beginning of year	5.5	5.5	6.0	6.0
Discount rate - end of year	4.5	4.5	5.5	5.5
Rate of salary escalation	3.0	3.0	4.5	4.5
Average remaining service period of active employees expected to receive benefits	6.7 years	6.7 years	5 years	5 years

The assumptions for the expected long-term rate of return on plan assets for the purposes of the actuarial valuation are based on the asset mix of the portfolio, historical data from similar plans and the review of projected returns by asset class.

Plan Assets
The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category at December 31:

	December 31, 2011		December 31, 2010
	Pension Plan	SERP	Pension Plan	SERP
Cash and equivalents	2%	2%	4%	4%
Fixed income	98%	43%	96%	51%
Equity	-	55%	-	45%
Total	100%	100%	100%	100%

The sensitivity of the overall pension liability to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall liability
Discount rate	Increase by 0.5%	Decrease by 6.2%
	Decrease by 0.5%	Increase by 6.9%
Salary escalation rate	Increase/decrease by 0.5%	Increase/decrease by 0.2%

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	Income tax expense and deferred taxes

Total income tax expense consists of:

	December 31,	December 31,
	2011	2010
	$	$
Current tax expense	163,783	95,022
Deferred tax expense (recovery)	1,804	(8,083)
	165,587	86,939

Total income tax expense attributable to geographical jurisdiction is as follows:

	2011		2010
		$
Turkey	94,781		47,780
China	70,131		38,876
Greece	260		-
Brazil	125		-
Canada	172		283
Other jurisdictions	118		-
	165,587		86,939

Factors affecting income tax expense for the year:

	2011	2010
		$
Profit before income tax	512,810	325,397
Canadian statutory tax rate	26.50%	28.50%
Tax on profit at Canadian statutory tax rate	135,895	92,738
Items that cause an increase (decrease) in income tax expense:

Foreign income subject to different income tax rates than Canada	(23,973)	(23,463)
Derecognition (initial recognition) of deferred tax assets	(7,634)	-
Non-tax effected operating losses and capital gains	16,593	9,488
Non-deductible expenses and other items	9,302	8,118
Foreign exchange and other translation adjustments	18,699	(2,702)
Amounts under (over) provided in prior years	5,800	(518)
Withholding tax on foreign income	10,905	3,278
Income tax expense	165,587	86,939

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The change for the year in the Company's net deferred tax position was as follows:

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.      Income tax expense and deferred taxes (continued)

	2011	2010
	$	$
Net deferred tax asset (liability)
Balance at January 1,	(330,512)	(355,425)
Deferred income tax (expense) recovery in the income statement	(1,804)	8,083
Deferred income tax charged to other comprehensive income	(12)	40
Adjustments to acquisitons	-	16,474
Other	8	316
Net balance at December 31,	(332,320)	(330,512)

The composition of the Company’s net deferred income tax asset and liability and deferred tax expense (recovery) is as follows:

									Expense (recovery)
Type of temporary difference	Deferred tax assets				Deferred tax liabilities				on the income statement
	2011		2010		2011		2010		2011		2010
	$		$		$		$		$		$
Property, plant and equipment		1,838		3,286		346,687		338,876		9,259		(9,463)
Loss carryforwards		11,142		6,581		-		-		(4,561)		833
Liabilities		11,534		7,678		6,365		494		2,015		(1,257)
Other items		1,536		-		5,318		8,687		(4,909)		1,804
Balance at December 31,		26,050		17,545		358,370		348,057		1,804		(8,083)

Unrecognized deferred tax assets	2011	2010
	$	$
Tax losses	61,287	61,599
Other deductible temporary differences	9,639	19,218
Total unrecognized deferred tax assets	70,926	80,817

Unrecognized tax losses

At December 31, 2011 the Company had losses with a tax benefit of $61,287 (2010 – $61,599) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses.  The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.      Income tax expense and deferred taxes (continued)

Expiry date	Canada	Brazil	Greece	Australia	Total
	$	$	$	$	$
2012	-	-	1,611	-	1,611
2013	5,989	-	1,652	-	7,641
2014	6,030	-	-	-	6,030
2025	7,938	-	-	-	7,938
2026	14,868	-	-	-	14,868
2027	10,725	-	-	-	10,725
2028	25,965	-	-	-	25,965
2029	23,455	-	-	-	23,455
2030	7,480	-	-	-	7,480
2031	46,445	-	-	-	46,445
No Expiry	-	9,397	-	28,346	37,743
	148,895	9,397	3,263	28,346	189,901

Capital losses with no expiry	96,868	-	-	-	96,868

Tax effect of total losses not recognized	49,342	2,174	653	8,504	60,673

Deductible temporary differences

At December 31, 2011 the Company had deductible temporary differences for which deferred tax assets of $9,639(2010 – $19,218) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of the temporary benefits have no expiry date.

Temporary differences associated with investments in subsidiaries

The Company has not recognized deferred tax liabilities in respect of unremitted earnings that are considered indefinitely reinvested in foreign subsidiaries.  At December 31, 2011, these earnings amount to $1,028,127 (2010 – $649,791).  Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.

Tax Credits

The Company has $18,600 (2010 – nil) of tax credits that have not been recognized.

Other factors affecting taxation

During the year the Company recognized deferred income tax assets in respect of its Villa Nova iron ore operations.  This operation has operated profitably throughout the year and is expected to in the future.  Prior to this year the Company had significant tax losses in Brazil for which no deferred tax asset had been recorded.  Since it is probable that the Villa Nova iron ore operation will be able to use a portion of those losses and the losses do not expire, the Company has recorded a deferred income tax asset at December 31, 2011 of $4,259 in respect of those losses and certain other temporary differences.

During the year the Turkish Lira has weakened substantially.  This has caused a deferred income tax expense during the year of $18,470 due to the reduction in the value of the future tax deductions associated with the Turkish operations.  The Company expects that in the future significant foreign exchange movements in either the Turkish Lira or Chinese Renminbi in relation to the U.S. dollar will cause significant volatility in the deferred income tax expense or recovery.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2011 there were no non-voting common shares outstanding (December 31, 2010 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2010	537,136,235	2,671,634
Shares issued upon exercise of share options, for cash	5,056,216	35,895
Estimated fair value of share options exercised	-	12,020
Shares issued for acquisition of subsidiary	5,993,898	95,118
Shares issued for cash upon exercise of warrants	843	12
At December 31, 2010	548,187,192	2,814,679
Shares issued upon exercise of share options, for cash	3,399,096	30,115
Estimated fair value of share options exercised	-	9,410
Shares issued for cash upon exercise of warrants	96,629	1,485
At December 31, 2011	551,682,917	2,855,689

20.	Share-based payments

(a) Share option plans

The Company has two share option plans (“Plans”) approved by the shareholders under which share purchase options (“Options”) can be granted to directors, officers, employees and consultants.

The Company’s Employee Plan (“Employee Plan”), as amended from time to time, was established in 1994. Subject to a 10-year maximum, Employee Plan Options generally have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an option is granted, typically in three separate tranches over two years. As at December 31, 2011, a total of 9,710,429 options (2010 – 5,424,669) were available to grant to employees, consultants or advisors under the Employee Plan.

The Company’s Directors and Officers Plan (“D&O Plan”) was established in 2003 and amended in 2005. Subject to a 10-year maximum, D&O Plan Options generally have a five-year term. D&O Plan Options vest at the discretion of the Board of Directors at the time an option is granted, typically in three separate tranches over two years. As at December 31, 2011, a total of 9,687,704 Options (2010 – 4,990,394) were available to grant to directors and officers under the D&O Plan.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2011		2010
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	9.49	8,720,524	6.11	8,928,901
Granted	16.53	3,869,691	13.30	5,448,842
Exercised	8.70	(3,399,096)	7.37	(5,056,216)
Forfeited	14.96	(575,006)	11.76	(601,003)
At December 31,	12.60	8,616,113	9.49	8,720,524

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

20.      Share-based payments (continued)

At December 31, 2011, 4,992,624 share purchase options (December 31, 2010 – 5,423,758) with a weighted average exercise price of Cdn$10.57 (December 31, 2010 – Cdn$7.32) had vested and were exercisable. Options outstanding are as follows:

	December 31, 2011
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	1,218,686	1.8	4.88	1,218,686	4.88
$5.00 to $5.99	82,500	0.6	5.31	82,500	5.31
$6.00 to $6.99	471,000	1.1	6.42	471,000	6.42
$7.00 to $7.99	284,333	0.5	7.24	284,333	7.24
$9.00 to $9.99	302,900	2.3	9.64	302,900	9.64
$11.00 to $11.99	10,000	2.2	11.40	10,000	11.40
$12.00 to $12.99	183,500	3.1	12.60	116,833	12.44
$13.00 to $13.99	2,616,916	3.1	13.23	1,381,091	13.23
$15.00 to $15.99	453,646	4.3	15.54	231,215	15.44
$16.00 to $16.99	2,919,026	4.1	16.66	858,329	16.66
$18.00 to $18.99	24,000	3.9	18.81	16,000	18.81
$19.00 to $20.02	49,606	4.4	19.35	19,737	19.46

	8,616,113	3.1	12.60	4,992,624	10.57

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2011 and 2010 were:

	2011	2010

Risk-free interest rate (range)	1.60% – 2.05%	1.69% – 1.99%
Expected volatility (range)	29% – 61%	38% – 73%
Expected life (range)	0.8 – 2.8 years	0.8 - 2.8 years
Expected dividends	Cdn $0.10	Nil
Forfeiture rate	4%	4%

The weighted average fair value per stock option was Cdn$3.75 (2010 – Cdn$4.12). Volatility was determined based on the historical volatility over the estimated lives of the options.

 (b) Restricted share unit plan

In March 2011, the Company commenced a Restricted Share Unit (‘‘RSU’’) plan whereby restricted share units may be granted to senior management of the Company.  Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. A portion of the RSUs granted have a vesting schedule where half vest immediately and the remaining half vest on the first anniversary of the grant.  The remaining portion of the RSUs granted vest over two years with one third of the RSUs vesting immediately.

The current maximum number of common shares authorized for issue under the RSU plan is 1,500,000. A total of 416,454 restricted share units with a weighted average grant-date fair value of Cdn$15.69 per unit were granted during the year ended December 31, 2011 and 168,027 were exercisable at December 31, 2011.

Fair value of each RSU issued is determined as the closing share price at grant date.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

20.      Share-based payments (continued)

A summary of the status of the restricted share unit plan and changes during the year ended December 31, 2011 is as follows:

Total RSUs
Balance at December 31, 2010	-
RSUs Granted	416,454
Redeemed	(146,059)
Forfeited	(16,808)
Balance at December 31, 2011	253,587

As at December 31, 2011, 253,587 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 21,968 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the year ended December 31, 2011 was $5,166.

(c) Deferred share units plan

In July 15, 2010 the Company adopted the Independent Directors Deferred Share Unit (“DSU”) Plan under which DSU’s will be granted by the Board from time to time to independent directors (“participants”). The performance period of each DSU commences on the Grant Date and expires on the Termination Date of the participant. The Termination Date is when the participant ceases to be a Director of the Company. On redemption each unit entitles the participant to receive a cash payment equal to the market value of the Company’s shares on the date of redemption. At December 31, 2011, 65,982 DSUs were outstanding (2010 – 29,970) with a value of $910 (2010 – $573), which is included in accounts payable and accrued liabilities.

21.	Supplementary cash flow information

	December 31, 2011 $	December 31, 2010 $

Changes in non-cash working capital
Accounts receivable and other	(7,902)	(14,307)
Inventories	(13,299)	(12,452)
Accounts payable and accrued liabilities	31,149	(32,750)
Total	9,948	(59,509)

Supplementary cash flow information
Income taxes paid	134,594	93,056
Interest paid	7,856	10,415

Non-cash investing and financing activities
Shares, options and warrants issued on acquisition of subsidiaries	-	95,683

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.	Financial risk management

22.1 Financial risk factors

Eldorado’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Eldorado’s financial performance.

(a)	Market risk

(i) Foreign exchange risk

The Company operates principally in Canada, Turkey, China, Brazil and Greece, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

Eldorado’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and debt are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.

The table below summarizes Eldorado’s exposure to the various currencies denominated in the foreign currency, as listed below:

	Canadian dollar	Australian dollars	Euro	Turkish lira	Chinese renminbi	Brazilian real

Cash and cash equivalents	20,837	1,308	61	65,989	855,214	7,097
Marketable securities	2,686	-	-	-	-	-
Accounts receivable and other	2,353	-	499	8,560	90,695	25,189
Accounts payable and accrued liabilities	(12,424)	(12)	(38)	(59,520)	(672,734)	(12,740)
Debt	-	-	-	-	(510,568)	-
Net balance	13,452	1,296	522	15,029	(237,393)	19,546

Equivalent in U.S. dollars	$ 13,227	$ 1,318	$ 675	$ 7,956	$ (37,676)	$ 10,433

Based on the balances as at December 31, 2011, a 1% increase/decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in a decrease/increase of approximately $41 in profit before taxes. There would be no effect in other comprehensive income.

Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.

 (ii) Metal price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold and iron ore. Gold and iron ore prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions.

Worldwide gold and iron ore production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. The Company has elected not to actively manage its exposure to metal price risk at this time. From time to time, Eldorado may use commodity price contracts to manage its exposure to fluctuations in the price of gold and iron ore.

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.	Financial risk management (continued)

Eldorado’s other price risk includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

(iii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. Eldorado’s debt is exposed to interest rate risk as it is subject to floating interest rates. As at December 31, 2011 the average interest rate in Eldorado’s debt was 6.09% (2010 – 5.94%). A 10% increase or decrease in the interest rate on debt held at December 31, 2011 would result in a $125 increase or decrease (2010 – $670) in the Company’s profit before tax.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by rating agencies. As at December 31, 2011, approximately 37% (2010 – 44%) of Eldorado’s cash and cash equivalents, including restricted cash, are held with one financial institution. The Company considers this to be its only significant credit risk exposure.

Eldorado sells its gold bullion exclusively to large international financial institutions or on the Istanbul and Shanghai Gold Exchanges and its dore exclusively to refineries. Payment is normally in advance or within one week of receipt of shipment. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2011.

(c) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Management monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in Note 15.

22.2 Capital risk management

Eldorado’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of our mining projects.  Capital consists of all of the components of equity; share capital from ordinary shares, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

Consistent with others in the industry, Eldorado monitors capital on the basis of the debt to capital ratio and debt to EBITDA. The debt to capital is calculated as debt, including current and non-current debt, divided by capital.  Debt to EBITDA is calculated as debt, including current and non-current debt, divided by earnings before interest costs, taxes and depreciation.  This policy includes a target debt to capital ratio of less than 30% and a debt to EBITDA target ratio below 3.5.

As at December 31, 2011, our debt to capital ratio was 2.4% (2010 – 5.6%) and our debt to EBITDA ratio was 0.12 (2010 – 0.36).

These policy targets are managed through the repayments and issuances of debt as well as the continuing management of operations and capital expenditures.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.	Financial risk management (continued)

22.3 Fair value estimation

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets and liabilities measured at fair value on a recurring basis as at December 31, 2011 include:

	Balance at December 31, 2011	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable inputs
	$	$	$	$
		(Level 1)	(Level 2)	(Level 3)
Assets

Held-for-trading
Restricted asset (SERP)	14,456	14,456	-	-

Available-for-sale financial assets
Marketable securities	2,640	2,640	-	-

Total assets	17,096	17,096	-	-

No liabilities are measured at fair value on a recurring basis as at December 31, 2011.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

23.	Commitments

The Company’s contractual obligations, not recorded on the balance sheet, at December 31, 2011, include:

	2012 $	2013 $	2014 $	2015 and later $

Operating leases and capital expenditures	10,337	3,560	3,491	1,930
Purchase obligations	81,785	5,133	1,056	562

Totals	92,122	8,693	4,547	2,492

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.	Commitments (continued)

Purchase obligations in 2012 relate primarily to mine expansion projects at Kişladağ, mine development projects at Tocantinzinho and Eastern Dragon as well as operating and maintenance supply contracts at our operating mines.

24.	Contingencies

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. As at December 31, 2011, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s financial position, results of operations or cash flows.

25.	Related party transactions

Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services is shown below:

	2011	2010
	$	$
Salaries and other short-term employee benefits	18,897	7,966
Termination benefits	732	-
Post-employment benefits	95	87
Share-based payments	17,104	25,556
	36,828	33,609

26.	Financial instruments by category

Fair value

The following table provides the carrying value and the fair value of financial instruments at December 31, 2011 and December 31, 2010:

	December 31, 2011				December 31, 2010
	Carrying amount		Fair value		Carrying amount		Fair value
	$			$	$		$
Financial Assets
Held-for-trading
Restricted assets and other (SERP)		14,456	14,456			7,872		7,872

Available-for-sale
Marketable securities		2,640	2,640			8,027		8,027

Loans and receivables
Cash and cash equivalents		393,763	393,763			314,344		314,344
Restricted cash		55,390	55,390			52,425		52,425
Accounts receivable and other		34,630	34,630			38,241		38,241
Restricted assets and other		23,974	23,974			11,456		11,456

Financial Liabilities
Accounts payable and accrued liabilities		168,367	168,367			145,695		145,695
Debt		81,031	81,031			166,663		166,663

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

27.	Production costs

	2011	2010
	$	$
Production costs

Labor	59,079	47,302
Fuel	30,580	22,143
Reagents	39,873	29,910
Electricity	31,753	25,146
Mining contractors	31,677	42,415
Operating and maintenance supplies and services	73,532	62,725
Finance and administrative costs	19,210	23,579
Inventory change	13,185	(2,375)
Royalties, production taxes and selling expenses	47,595	27,129
Total production costs	346,484	277,974

28.	Interest and financing costs

	2011	2010
	$	$

Interest expense	4,208	7,730
Financing fees	1,123	357
Interest on capital leases	-	2
Total interest and financing costs	5,331	8,089

29.	Earnings per share

The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	December 31,	December 31,
	2011	2010
	(in thousands)	(in thousands)

Weighted average number of ordinary shares used in the calculation
of basic earnings per share	549,791	542,861
Diluted impact of stock options	1,834	2,989

Weighted average number of ordinary shares used in the calculation
of diluted earnings per share	551,625	545,850

The earnings used to calculate basic and diluted earnings per share for the year ended December 31, 2011 were $318,662 (2010 – $221,001).

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

30.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. During the year ended December 31, 2011, Eldorado had five reporting segments based on the geographical location of mining and exploration and development activities.

30.1  Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the TJS, Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China.

The Greece reporting segment includes the development activities of the Perama Hill development project. The Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

	2011
	Turkey	China	Brazil	Greece	Other	Total
Information about profit and loss
Metal sales from external customers	455,311	586,759	56,863	-	-	1,098,933
Production costs	117,189	198,995	30,300	-	-	346,484
Depreciation	11,342	104,154	4,689	-	2,229	122,414
Operating profit	326,780	283,610	21,874	-	(2,229)	630,035

Other material items of income and expense
Exploration costs	10,515	8,741	5,639	-	5,878	30,773
Income tax expense	94,781	70,131	125	260	290	165,587

Information about assets and liabilities
Property, plant and equipment	591,896	1,903,793	185,667	163,239	3,315	2,847,910
Goodwill	-	365,928	-	-	-	365,928
Non-current assets	591,896	2,269,721	185,667	163,239	3,315	3,213,838

Additions to property, plant and equipment
during the year	166,601	82,249	17,532	2,902	2,062	271,346
Total debt	-	81,031	-	-	-	81,031

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

30. Segment information (continued)

	2010
	Turkey	China	Brazil	Greece	Other	Total
Information about profit and loss
Metal sales from external customers	339,151	443,699	8,325	-	-	791,175
Production costs	96,658	177,045	4,271	-	-	277,974
Depreciation	14,419	90,304	1,031	-	1,403	107,157
Operating profit	228,074	176,350	3,023	-	(1,403)	406,044

Other material items of income and expense
Exploration costs	13,181	3,464	3,063	-	2,793	22,501
Income tax expense	47,780	38,876	-	-	283	86,939

Information about assets and liabilities
Property, plant and equipment	431,392	1,924,959	179,612	160,335	3,489	2,699,787
Goodwill	-	365,928	-	-	-	365,928
Non-current assets	431,392	2,290,887	179,612	160,335	3,489	3,065,715

Additions to property, plant and equipment
during the year	141,001	101,089	9,560	2,368	2,421	256,439
Total debt	-	166,663	-	-	-	166,663

   The Turkey and China segments derive their revenues from sales of gold.  The Brazil segment derives its revenue from sales of iron ore.

The measure of non-current assets does not include non-current inventories, investments in significantly influenced companies, deferred tax assets, and other items in restricted assets and other, including post-employment benefit assets.

The measure of total debt represents the current and long-term portions of debt.

30.2                   Economic dependence

At December 31, 2011, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group Corporation
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

30.3 Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

31.	Events occurring after the reporting date

On December 18, 2011, the Company announced that it had entered into a definitive agreement with European Goldfields Limited ("European Goldfields") pursuant to which Eldorado agreed to acquire all of the issued and outstanding common shares of European Goldfields by way of a plan of arrangement (the "Arrangement") under the Yukon Business Corporations Act.

Under the Arrangement, shareholders of European Goldfields will receive 0.85 Eldorado shares and C$0.0001 in cash per European Goldfields share (the "Exchange Ratio"). Each outstanding option of European Goldfields shall be exchanged for options of Eldorado that will entitle the holder to receive, upon the exercise thereof, Eldorado shares based upon the Exchange Ratio and otherwise on the same terms and conditions as in the original European Goldfields option. The total transaction value is estimated to be approximately C$2.4 billion based on the Eldorado share price on February 23, 2012.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

31.	Events occurring after the reporting date (continued)

The transaction was to be carried out by way of court-approved plan of arrangement and required shareholders’ approval. The shareholders of both Eldorado and European Goldfields approved the transaction on February 21, 2012 and court approval was obtained on February 22, 2012.

32.	Explanation of transition to IFRS

The accounting policies set out in Note 3 have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at January 1, 2010 (Eldorado’s date of transition).

In preparing its opening IFRS balance sheet, Eldorado has adjusted certain amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected Eldorado’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

1. Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions applied by Eldorado in the conversion from Canadian GAAP to IFRS:

1.1 IFRS exemption options:

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, ‘Business combinations’, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, ‘Share-based payment’, to equity instruments granted after November 7, 2002 that vested before the date of transition to IFRS. The Company has elected to take the exemption and, as a result, was only required to recalculate the impact on any share based payments that have not vested at the date of transition.

Exemption for employee benefits

IFRS 1 provides relief from applying IAS 19, ‘Employee benefits’, for the recognition of actuarial gains and losses. In line with the exemption, the Company elected to recognize all cumulative actuarial gains and losses that existed at its transition date in opening retained earnings for all its employee benefit plans.

Exemption for borrowing costs

IFRS 1 allows a first time adopter to apply the transitional provisions set out in IAS 23, Borrowing Costs.  Taking this exemption allows the Company to apply IAS 23 prospectively from the date of transition.

The Company has not elected to adopt the remaining voluntary exemptions or they do not apply to the Company.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

32.	Explanation of transition to IFRS (continued)

2. Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income from that previously reported under Canadian GAAP to that under IFRS. The following tables represent the reconciliation from Canadian GAAP to IFRS for the opening balance sheet (January 1, 2010) and at December 31, 2010. The Company’s first-time adoption did not have an impact on cash flows. As there were no material adjustments to cash-flows, no reconciliation has been provided.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

32.	Explanation of transition to IFRS (continued)

2.1 Opening balance sheet (January 1, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS January 1, 2010
	Note
ASSETS
Current assets
Cash and cash equivalents		265,369	-	265,369
Restricted cash		50,000	-	50,000
Marketable securities		13,951	-	13,951
Accounts receivable and other		26,434	-	26,434
Inventories		129,197	-	129,197
		484,951	-	484,951
Long term inventories		31,534	-	31,534
Restricted assets and other		13,872	(113)	13,759
Property, plant and equipment	(a); (c); (f)	2,580,816	(53,249)	2,527,567
Goodwill		324,935	-	324,935
		3,436,108	(53,362)	3,382,746

LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(bii); (e)	157,250	(4,214)	153,036
Current debt		56,499	-	56,499
Deferred income taxes	(aii)	4,264	(4,264)	-
		218,013	(8,478)	209,535
Debt		134,533	-	134,533
Asset retirement obligations	(c)	26,566	429	26,995
Pension fund obligation	(b)	-	7,811	7,811
Deferred income taxes	(a); (c); (e); (f)	390,242	(34,817)	355,425
		769,354	(35,055)	734,299
Non-controlling interests	(d)	26,144	(26,144)	-
Equity
Share capital		2,671,634	-	2,671,634
Contributed surplus		17,865	-	17,865
Accumulated other comprehensive income		2,227	-	2,227
Deficit		(51,116)	(18,307)	(69,423)
Total equity attributable to shareholders of the Company		2,640,610	(18,307)	2,622,303
Attributable to non-controlling interests	(d)	-	26,144	26,144
		2,666,754	7,837	2,648,447
		3,436,108	(53,362)	3,382,746

Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

32.      Explanation of transition to IFRS (continued)

2.2	Balance sheet (December 31, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS
	Note	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents		314,344	-	314,344
Restricted cash		52,425	-	52,425
Marketable securities		8,027	-	8,027
Accounts receivable and other		42,437	-	42,437
Inventories		147,263	-	147,263
Deferred income taxes	(aii)	606	(606)	-
		565,102	(606)	564,496
Long term inventories		29,627	-	29,627
Investment in significantly influenced company		6,202	-	6,202
Restricted assets and other		19,328	-	19,328
Property, plant and equipment	(ai); (c)	2,793,722	(93,935)	2,699,787
Goodwill		365,928	-	365,928
		3,779,909	(94,541)	3,685,368

LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(bii); (e)	152,781	(7,086)	145,695
Current debt		98,523	-	98,523
Deferred income taxes	(aii)	2,915	(2,915)	-
		254,219	(10,001)	244,218
Debt		68,140	-	68,140
Asset retirement obligations	(c)	24,275	8,953	33,228
Pension fund obligation	(b)	-	12,019	12,019
Deferred income taxes	(a); (c); (e)	430,020	(99,508)	330,512
		776,654	(88,537)	688,117
Non-controlling interests	(d)	36,021	(36,021)	-
Equity
Share capital		2,814,679	-	2,814,679
Contributed surplus		22,967	-	22,967
Accumulated other comprehensive income	(bi)	998	(2,635)	(1,637)
Retained earnings (deficit)		128,590	(3,369)	125,221
Total equity attributable to shareholders of the Company		2,967,234	(6,004)	2,961,230
Attributable to non-controlling interests	(d)	-	36,021	36,021
		3,003,255	30,017	2,997,251
		3,779,909	(94,541)	3,685,368

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

32.      Explanation of transition to IFRS (continued)

2.3      Reconciliation of Total Comprehensive Income

Reconciliations between the Canadian GAAP and IFRS total comprehensive income for the year ended December 31, 2010 are provided below:

	Note	Year ended
		December 31, 2010

Comprehensive Income under Canadian GAAP		222,291
Profit adjustments
Reduction in pension expense	(b)	1,037
Increase in depreciation of asset retirement obligation (net of tax)	(c)	(274)
Decrease in severance provision expense (net of tax)	(e)	300
Revision to asset retirement obligation liability (net of tax)	(c)	(866)
Foreign exchange (loss) gain on reversal of deferred income tax	(a)	12,223
Tax adjustment to reflect foreign exchange difference	(aii)	2,518

Other comprehensive income adjustments
Recognition of actuarial gains/losses in other comprehensive income	(bi)	(2,635)
Total IFRS adjustments to comprehensive income		12,303
Comprehensive Income under IFRS		234,594

Explanatory Notes

a)	i) Under IFRS, deferred income taxes are not recognized on an asset acquisition providing certain conditions are met, whereas they are under Canadian GAAP. During 2008, Eldorado completed the acquisition of Frontier Pacific Corporation (“Frontier”) and accounted for this transaction as an asset acquisition. Accordingly, a deferred tax liability was recognized under Canadian GAAP. The reversal of the deferred income tax liability recognized on the acquisition of Frontier results in an adjustment to decrease property, plant and equipment by $51,440, decrease deferred income tax liabilities by $37,582 and increase deficit by $13,858 at January 1, 2010.

Further, in 2010 Eldorado completed the acquisition of all of the issued and outstanding common shares of Brazauro that it had not already owned. This transaction was accounted for as an asset acquisition and a deferred income tax liability was recorded under Canadian GAAP. The reversal of the deferred income tax liability recognised under Canadian GAAP resulted in an adjustment to decrease property, plant and equipment by $47,682 and decrease deferred income tax liabilities by $49,441 as of December 31, 2010 and a foreign exchange gain of $1,759 being recognized in the income statement for the year ended December 31, 2010.

The reversal of these deferred income tax liabilities resulted in a reduced foreign exchange movement under IFRS compared to Canadian GAAP during the year ended December 31, 2010, resulting in an adjustment to further decrease deferred income tax liabilities by $1,685 and an increase in foreign exchange gain for the same amount.

ii)
Under Canadian GAAP, no future tax assets or liabilities are recognized for temporary differences associated with the cost of non-monetary assets and liabilities of subsidiaries where the tax basis is measured in a currency different from the functional currency. IFRS requires that deferred taxes be recognized in respect of these foreign exchange differences by translating the tax bases of the assets and liabilities at the year end rate and comparing to the accounting carrying value calculated at historical rates.  Upon adoption of IFRS, this resulted in an adjustment to decrease property, plant and equipment by $1,864, decrease deferred income tax liability by $1,620 and increase the deficit by $244.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

32.      Explanation of transition to IFRS (continued)

Further to the adjustment at January 1, 2010, for the year ended December 31, 2010 this resulted in an adjustment to decrease the deferred income tax liability by $11,297, increase foreign exchange gain by $8,779 and decrease deferred income tax expense by $2,518.

As required under IFRS, all deferred taxes are reclassified and presented as non-current in the balance sheet.

b)	i) Under Canadian GAAP, Eldorado applied the corridor method of accounting for actuarial gains and losses.
Under this method, gains and losses are recognized only if they exceed specified thresholds. Under IFRS the Company has not used the corridor method, resulting in the carrying value of the net liability for pension fund obligations and deficit increasing by $2,020 to recognize cumulative net actuarial losses as at January 1, 2010 in accordance with the IFRS exemption.

For the year ended December 31, 2010, actuarial losses of $2,635 were recognized within other comprehensive income.

ii)
Under IFRS, Eldorado expenses the cost of past service benefits awarded to employees under post employment benefit plans over the year in which the benefits are vested. Under Canadian GAAP, Eldorado expensed past service costs over the weighted average service life of active employees remaining in the plan. This adjustment increased benefit fund obligations and deficit by $2,665 as at January 1, 2010.

For the year ended to December 31, 2010 this resulted in an adjustment to decrease the pension expense by $1,440, decrease the foreign exchange gain by $403 and decrease the pension liability by $1,037.

As required under IFRS, the pension liability is presented as a separate line item. Accordingly, these amounts have been reclassified in the financial statements.

c)
IFRS requires that asset retirement obligations are discounted using a current discount rate specific to the related future liability or a risk-free interest rate if risks are incorporated into the related cash flows. Under Canadian GAAP, a credit adjusted risk-free rate was used. As a result, the asset retirement obligation recorded at January 1, 2010 has been re-measured using the risk-free discount rate in effect at that date, given that risks have been incorporated into the related cash flows, and an adjustment has been recorded to the corresponding asset. This resulted in an increase in property, plant and equipment of $370, an increase in asset retirement obligation of $429, a decrease in the deferred income tax liability of $11 and an increase in deficit of $48 at January 1, 2010. As a result of this, the annual accretion of the liability increased under IFRS.

In addition to the adjustment at January 1, 2010, the Company revised the asset retirement obligation estimates at December 31, 2010, resulting in an adjustment to the asset retirement obligations and property, plant and equipment. Under IFRS, the asset retirement obligation recorded at December 31, 2010 has been re-measured using the discount rate in effect at that date, and an adjustment has been recorded to the corresponding asset. This item resulted in an increase in property, plant and equipment of $6,996, an increase in asset retirement obligation of $8,524, a decrease in the deferred income tax liability of $388, an increase in asset retirement obligation costs of $1,163 all as at December 31, 2010, and for the year ended December 31, 2010 an increase in depreciation of $365 and a decrease in deferred income tax expense of $297 related to the asset retirement obligation costs and $91 related to the depreciation.

d)
Under IFRS, the non-controlling interests’ share of the net assets of subsidiaries is included in equity and their share of the comprehensive income of subsidiaries is allocated directly to equity. Under Canadian GAAP, non-controlling interests were presented as a separate item between liabilities and equity in the statement of financial position and the non-controlling interests’ share of income and other comprehensive income were deducted in calculating net income and comprehensive income of the entity.

Non-controlling interest of $26,144 at January 1, 2010 has been reclassified to equity. Similar adjustments were made at December 31, 2010 of $36,021.

 Eldorado Gold Corporation
Notes to the Consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

32.      Explanation of transition to IFRS (continued)

e)
IFRS requires provisions to be recorded at fair value rather than carrying value, therefore the severance provision at January 1, 2010 in Turkey was reduced by $975, creating a deferred tax liability of $195 on transition. The offsetting entry for these adjustments was recorded against retained earnings. During the 2010 year the provision was decreased by $375 and the deferred tax liability increased by $75. The decrease has been accrued over the year on a straight-line method, with the offsetting entry recorded in the income statement.

f)
As part of the IFRS transition and the evaluation of components of property, plant and equipment, the Company recorded at January 1, 2010 a decrease of $315 to property, plant and equipment, a decrease of $63 to the deferred tax liability and an increase of deficit of $252.